Corporate File Pty Ltd

OPEN BRIEFING

Orbital Corporation Limited

CEO and CFO on New Developments

Date: 07.11.07

corporatefile.com.au

Orbital Corporation Limited said at its recent AGM that it expects earnings for the current first half ending December to be substantially behind last year, but that it expected a profitable second half.  What will be the drivers of the expected second-half improvement?

CEO Rod Houston

Our overall results are strongly influenced by Synerject, our 50:50 joint venture with Siemens-VDO Automotive, which is a business where demand is seasonal, based around recreational markets in the northern hemisphere summer.  As such, Synerject’s second-half earnings are always stronger than those in its first half.

The other key driver of the expected second-half improvement is our stronger Engineering Services order book, which is now over $8 million and puts us in a good position to generate better engineering revenues in the second half.

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You’ve indicated the earnings contribution of Synerject will continue to be negatively impacted in the current year by start-up costs relating to the establishment of a manufacturing facility in China.  What’s the current level of capacity utilisation at the facility and when do you expect production to reach critical mass?

CFO Keith Halliwell

Synerject’s investments in China are part of our long-term strategy to be part of that growing engine management system (EMS) market in the future.  In the near term, capacity utilisation will be low as we bring customers on board, and we’re not predicting a major lift in volumes until at least the 2009 financial year.

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Synerject is producing the new low-cost “M3” electronic control unit (ECU) at its Chinese plant.  To what extent is initial take-up by companies manufacturing for export markets and what’s the outlook for the M3 in the Chinese domestic market?

CEO Rod Houston

Initial take-up has been from the Taiwanese market, which is ramping up towards higher penetration of electronic fuel injection, and in some cases from companies exporting to the European market.

The Chinese domestic market is a long-term target for the M3; demand for this type of system will be driven by legislation on emissions, and of course customer demand.

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Orbital Corporation Limited

CEO and CFO on New Developments

Date: 07.11.07

corporatefile.com.au

China will introduce Euro III motorcycle emissions standards in 2008.  What level of effectiveness does the M3 ECU have in relation to these standards?

CEO Rod Houston

The M3 ECU is part of a complete EMS that can deliver compliance with Euro III and beyond, without sacrificing fuel economy.  Tighter emissions requirements are one of the key drivers of demand for this kind of system.  However, incumbent carburettor systems will not disappear quickly and still have the ability to meet some of the Euro III emission requirements in smaller displacement engines.  The key challenge, as always in this market, is to provide the most cost-effective solution.

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You’ve previously indicated that in 2008 Orbital would exercise its option to maintain its 50 percent ownership of Synerject, which would require an additional investment of up to US$4 million.  Given the subdued outlook for earnings in the current year, how do you intend to fund this investment?

CFO Keith Halliwell

We believe Synerject is a high value investment with good future prospects.  It’s profitable and cash flow positive, and paid us its first dividend, of US$840,000, in September.

We had cash of $11.3 million at 30 June 2007, and based on our present cash outlook we’d have sufficient funds available to fund the investment.

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Orbital’s Engineering Services order book now stands at $8 million, up from $5 million at the end of June.  To what extent does the increase relate to work from markets in Asia and to what extent will future growth in the order book depend upon these markets?

CEO Rod Houston

As discussed at the AGM, over the last 12 to 18 months, we’ve made significant efforts to broaden our customer base and our product offerings to the market.  This effort has been more focused on Asia and Australia, as we believe our services and technology capability has a much stronger, if not unique, selling proposition in these markets.

As such, we’re seeing improvements in our sales in this region.  As we announced at the AGM for example, we’ve won a national in-service emissions study contract with the Australian federal government, and also some new programs out of China for designing general purpose engines.

In addition, we’re still active in Europe and the US, and we continue to have important customers in these markets as well.

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Orbital Corporation Limited

CEO and CFO on New Developments

Date: 07.11.07

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You highlighted at the AGM Orbital’s proprietary FLEXDI system, which enables an engine to use any fuel type, as an example of the strong IP portfolio being developed by the Engineering Services division.  What’s the potential market for the FLEXDI combustion technology and how will Orbital seek to develop it commercially?

CEO Rod Houston

The potential market goes across all our markets and regions, as the need for alternative-fuel engines grows across the globe.  This new brand combines the capability of our air-assisted direct injection (DI) system with our engineering services capabilities.  We’re now able to offer a complete solution to customers who need an engine that can handle multiple fuels.  Our Engineering Services team can assist in the design and development of the engine to incorporate the FLEXDI system, and Synerject can provide the key components when the engine reaches production.

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Orbital has tapped two new markets with the launch of an Orbital DI autorickshaw by Bajaj in India in May and a multi-fuel ATV incorporating Orbital DI 4-stroke technology by US-based Polaris in September.  Can you comment on the expected royalty flows from these markets going forward?

CEO Rod Houston

As discussed at the AGM, we’re not expecting major royalty flows from these two new products in the near term.  Bajaj in particular is being very careful to build the market slowly and ensure this new DI technology retains a high quality image in the market.  In the long term, we’d expect these markets and types of products to provide good royalty flows as the markets mature.

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Orbital has been involved in developing a DI retro-fit kit with licensee Envirofit for 3-wheeler taxi fleets in the Philippines.  If this program is successful, what’s the potential retro-fit market and to what extent would the market depend on government support or subsidies?

CEO Rod Houston

The potential market is difficult to judge at this early stage.  There’s no doubt that old 2-stroke engines in the Asian markets – and that includes 3-wheelers and 2-wheelers – are major contributors to pollution load.  For example, recent figures in India suggest old 2-stroke engines contribute as much as 45 percent of the total vehicle pollution load in that country.

Getting government on board and certainly getting some sort of finance in place is necessary as these vehicle owners generally don’t have the money up front.  The program Envirofit is running in the Philippines is financed through government bodies which provide the up-front funds for the retrofit kit.  The owners then pay back a portion of their daily fuel savings.  Typically, they pay for the kit in about 300 days.

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Orbital Corporation Limited

CEO and CFO on New Developments

Date: 07.11.07

The first stages of the Envirofit project are going well, and we’re very encouraged by what we see at this early stage.

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You’ve highlighted the emerging opportunities for Orbital DI in new automotive markets such as China, yet you continue to see challenges for the technology in established auto markets such as Europe.  How do the dynamics of emerging and established auto markets differ in relation to Orbital DI?

CEO Rod Houston

One of the key differences in China in particular is the legislated fuel economy targets for specific vehicle sizes, which aren’t in place in established markets.  The other key difference is the emergence of new companies with a clean sheet who want to develop new engines that can be utilised in the domestic market and, in some cases, in export markets.  They typically want an engine that’s future-proofed for increasingly tight emissions standards, increasing fuel economy needs and the growing need for alternative fuel capability.

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Orbital has conducted a detailed review of its vision and strategic direction, the first stage of which focused on broadening the nature of its business over a wider range of technologies and services.  What have been the results of the review so far and what will be the focus of its next stages?

CEO Rod Houston

One of the key results of the review has been the development of a number of initiatives to enable us to deliver a total solution to customers as part of the broadening nature of our business.

A good example of these new initiatives is the launch of our new FLEXDI brand – one engine, any fuel – which will be a focus of our marketing efforts in the next few months.  Several years ago, our earnings were dependent on a small number of customers centred around the Orbital DI technology in 2-stroke markets in the US and Europe.  We’ve clearly built a broader customer base – including through the Delavan acquisition, our investment in the M3, the launch of the autorickshaw in India, our work with Envirofit in the Philippines, and the Polaris 4-stroke DI product released in the last few weeks – with potential to grow in the future.

We’ve also revised our vision statement to better explain our offering and to position ourselves as a leader in innovative technical solutions for a cleaner world.  This puts us clearly in the business of improving efficiency and lowering emissions.

Going forward, we’ll continue to focus on growing the company through enhancing our three revenue streams and, where appropriate, the addition of bolt-on business opportunities or acquisitions.

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OPEN BRIEFING

Orbital Corporation Limited

CEO and CFO on New Developments

Date: 07.11.07

corporatefile.com.au

Thank you Rod and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Rod Houston on (+61 8) 9441 2462

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